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FORM 5                                             OMB Number:         3235-0362
------                                             Expires:       April 30, 1997
                                                   Estimated average burden
                                                   hours per response........1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/X/ Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Johnston      Clifford            M           PAN Environmental Corporation ("PANE")        Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)            1997            ----        title ---       below)
                 (Street)                                                 -------------------               below)
                                                         N/A              5. If Amendment,
-------------------------------------------                                  Date of Original
  (City)           (State)           (Zip)                                   (Month/Year)           -------------------------------
                                                                                  N/A
                                                                          ------------------

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock                  12/1/1995                22,000     A         $11,000                          I             (1)
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  Common Stock                   1/2/1996                80,000     A         $40,000                          I             (1)
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  Common Stock                  2/27/1996                31,318     A         $15,659                          I             (1)
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  Common Stock                  2/25/1997                50,000     A            *                             D
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  Common Stock                   3/2/1997               130,000     A         $ 8,000                          I             (2)
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  Common Stock                  12/4/1997               100,000     A         $25,000          413,318         I             (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                    (Print or Type Responses)        SEC 2270 (3/91)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:

 *  Shares issued to Clifford M. Johnston for the purpose of settling out the judgments against PAN
    Environmental Corporation of $121,809 and $122,709 by Kenneth Williams and Robert Bickel respectively.

(1) Mr. Johnston is a managing member and 50% owner of Valhalla Financial Group, L.L.C., owner of the shares. Valhalla holds the shares incident to services rendered for the proposed oil & gas acquisition and for services rendered incident to the Dec. 7, 1995 settlement agreement.
(2) Mr. Johnston is a managing member and 50% owner of TCKTS, L.L.C. dba Bristol Media Ltd, owner of the shares. Bristol Media Ltd holds the 130,000 shares in trust for a debt settlement and the
    100,000 shares for $25,000 consideration consisting of cash paid on behalf of PAN for debts and services rendered to PAN.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                        SEC 2270 (3/91)
